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                                                                EXHIBIT 99(a)(5)

                                STATE OF MICHIGAN

                 IN THE CIRCUIT COURT FOR THE COUNTY OF OAKLAND



LIONEL Z. GLANCY,
Individually                             Case No. 2002-    -CK
And On Behalf of All Others              Hon.
Similarly Situated,

               Plaintiff,
vs.

ROBERT S. TAUBMAN, WILLIAM S. TAUBMAN,   There is no other civil action arising
LISA A. PAYNE, GRAHAM T. ALLISON, ALLAN  out of the same transaction or
J. BLOOSTEIN, JEROME A. CHAZEN, S.       occurrence as alleged in the Complaint
PARKER GILBERT, and TAUBMAN CENTERS,     pending in this court, nor has any
INC.,                                    such action been previously filed and
                                         dismissed after having been assigned
                                         to a Judge.

                                         /s/ E. Powell Miller

              Defendants.



                            COMPLAINT AND JURY DEMAND

            Plaintiff, by his attorneys, alleges upon personal knowledge as to his own acts and upon information and belief as to all other matters, as follows:

                              NATURE OF THE ACTION

            1. Plaintiff brings this action individually and as a class action on behalf of all persons, other than defendants, who own the securities of Taubman Centers, Inc. ("TCI" or the "Company") and who are similarly situated, to enjoin certain actions of the Individual Defendants (as defined below), which are intended to thwart any takeover of the Company and thereby deny shareholders any opportunity to maximize the value of their TCI stock. The Individual Defendants have failed to taken even rudimentary action to inform themselves about the
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generous offer made by Simon Property Group ("SPG") to acquire all of the outstanding TCI shares for $17.50 per share.

            2. In particular, defendants have categorically refused to meet or "to even have a discussion" with SPG despite the fact that SPG's existing offer is almost 30% higher than the price of TCI stock when the offer was made and could likely be negotiated to an even higher price.

            3. Such action and inaction represent an effort by the Individual Defendants to entrench themselves in office so that they may continue to receive their substantial salaries, compensation, and other benefits and perquisites.

            4. The Individual Defendants are abusing their fiduciary positions of control over TCI to thwart legitimate attempts to acquire the Company and are seeking to entrench themselves in the management of the Company. The actions of the Individual Defendants constitute a breach of their fiduciary duties to maximize stockholder value, to not consider their own interests over that of the public stockholders, and to respond reasonably and on an informed basis to bona fide offers for TCI.

                                     PARTIES

            5. Plaintiff, a resident of California, has been a continuous owner of shares of TCI common stock at all relevant times described herein.

            6. Defendant TCI is a corporation duly organized and existing under the laws of the State of Michigan, with its principal offices located at 200 East Long Lake Road, Suite 300, Bloomfield Hills, MI 48303-0200. As of April 1, 2002, the Company had approximately 82,784,497 shares of voting stock outstanding, TCI's principal business is the development and operation of real estate interests including shopping malls throughout the United States. TCI stock trades on the New York Stock Exchange.


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            7. Defendant Robert S. Taubman, at all times material hereto has been the Chairman of the Board, President, and Chief Executive Officer of TCI. Robert S. Taubman is the brother of William S. Taubman and the son of A. Alfred Taubman.

            8. Defendant William S. Taubman, at all times material hereto has been an Executive Vice President, Manager, and a Director of TCI.

            9. Defendant Lisa A. Payne, at all times material hereto has been an Executive Vice President, Chief Financial Officer, and a Director of TCI.

            10. Defendants Graham T. Allison, Allan J. Bloostein, Jerome A. Chazen, and S. Parker Gilbert are Directors of TCI.

            11. The defendants named in paragraphs 7 through 10 above are hereinafter referred to as the "Individual Defendants".

            12. The Individual Defendants, by reason of their corporate directorship and/or executive positions, are fiduciaries to and for the Company's stockholders, which fiduciary relationship requires them to exercise their best judgment, and to act in a prudent manner and in the best interests of the Company's stockholders and to maximize stockholder value.

            13. Each defendant herein is sued individually as a conspirator and aider and abettor, as well as in his/her capacity as an officer and/or director of the Company, and the liability of each arises from the fact that he or she has engaged in all or part of the unlawful acts, plans, schemes, or transactions complained of herein.

                            CLASS ACTION ALLEGATIONS

            14. Plaintiff brings this action individually on its own behalf and as a class action, on behalf of all stockholders of the Company (except the defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the defendants) and


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their successors in interest, who are or will be threatened with injury arising from defendants' actions as more fully described herein (the "Class").

            15. This action is properly maintainable as a class action.

            16. The Class is so numerous that joinder of all members is impracticable. There are hundreds of stockholders who hold the approximately
82.78 million shares of TCI common stock outstanding.

            17. There is a well-defined community of interest in the questions of law and fact involved affecting the members of the Class. Among the questions of law and fact which are common to the Class, which predominate over questions affecting any individual class member are, inter alia, the following:

                  (a) whether the Individual Defendants have breached their fiduciary and other common law duties owed by them to plaintiff and other members of the Class;

                  (b) whether defendants wrongfully failed to maximize stockholder value;

                  (c) whether defendants are wrongfully impeding takeover attempts at the expense of TCI's public stockholders; and

                  (d) Whether plaintiff and the other members of the Class would be irreparably damaged if the transaction were not enjoined.

            18. Plaintiff is a member of the Class and is committed to prosecuting this action. Plaintiff has retained competent counsel experienced in litigation of this nature. The claims of plaintiff are typical of the claims of other members of the Class, and plaintiff has the same interests as the other members of the Class. Plaintiff does not have interests antagonistic to


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or in conflict with those he seeks to represent. Plaintiff is an adequate representative of the Class.

            19. The likelihood of individual class members prosecuting separate individual actions is remote due to the relatively small loss suffered by each Class member as compared to the burden and expense of prosecuting litigation of this nature and magnitude. Absent a class action, defendants are likely to avoid liability for their wrongdoing, and Class members are unlikely to obtain redress for their wrongs alleged herein. There are no difficulties likely to be encountered in the management of the Class claims. This Court is an appropriate forum for this dispute.

                             SUBSTANTIVE ALLEGATIONS

            20. On October 16, 2002, David Simon, Chief Executive Officer of SPG, sent a letter to TCI expressing SPG's desire to acquire TCI. SPG's offer included a $17.50 per share payment for all of TCI's outstanding stock (the "Offer"). The Offer places a total value on TCI at about $3.8 billion. David Simon send a second letter on October 22, 2002 reiterating the Offer.

            21. The Offer was approximately 30% greater than TCI's stock price in October 2002 and was 18% higher ($2.70 per share) than TCI's stock price on November 12, 2002.

            22. On November 13, 2002, SPG made the Offer public after Robert Taubman refused to even discuss the Offer with SPG representatives. As Mr. Simon explained, "We are dismayed that W. Taubman continues in his refusal even to discuss our offer - or indeed any sale transaction."

            23. The Offer provides an extremely generous premium over the unaffected trading price of TCI stock, especially in light of the Company's currently reported performance. TCI recently reported low returns on two of its premier properties; Miami's Dolphin Mall and


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Dallas' Willow Bend Mall, which in turn caused TCI's overall return to be 5.5%
lower than estimated.

            24. Analysts following TCI do not see any future upswing in the prospects of TCI. David Fick, an analyst at Legg Mason Wood Walker states that
TCI has "one of the most incompetent management teams in mall development. . . .
The company continues to make bad decisions. . . . It's the opposite end of the quality spectrum (from Simon) in terms of how it manages the balance sheet and assets."

            25. The Taubman Family is the principal holder of TCI stock. A. Alfred Taubman is the beneficial owner of approximately 24,856,000 shares of TCI or $30%. A. Alfred Taubman was a Director of TCI until his recent incarceration in connection with auction house price-fixing activities. Robert S. Taubman controls 3,919,506 shares or an additional $4.6%. The Taubman family as a whole controls more than 35% of TCI's outstanding stock. 26. Defendants have breached their fiduciary duty to maximize stockholder value by refusing to even consider the Offer or take any other steps to insure a market check, such as implementing an auction process or solicit bids from other third parties.

            27. The defendants unwillingness to seriously consider the Offer stems from their attempt to entrench themselves in their positions of control with the Company. Instead of proceeding with alacrity and diligence to negotiate with SPG concerning the Offer, the Individual Defendants is proceeding on a course of delay and resistance by refusing to negotiate to secure the maximum value for the Company's public stockholders.

            28. Defendants' conduct has deprived and will continue to deprive the Company's public stockholders of the very substantial control premium which SPG or another third party bidder is prepared to pay or the enhanced premium which further negotiation could secure.


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            29. The Individual Defendants are acting to entrench themselves in their offices and positions and maintain their substantial salaries and prerequisites, all at the expense and to the detriment of the public stockholders of TCI.

            30. By virtue of the acts and conduct alleged herein the Individual Defendants, who control the actions of the Company have carried out a preconceived plan and scheme to place their own personal interests ahead of the interests of the stockholders of TCI and thereby entrench themselves in their offices and positions within the Company. The Individual Defendants have violated their fiduciary duties owed to plaintiff and the Class in that they have not and are not exercising independent business judgment and have acted and are acting to the detriment of the Company's public stockholders for their own personal benefit.

            31. As a result of the actions of the Individual Defendants, plaintiff and the other members of the Class have been and will be damaged in that they have not and will not receive their fair proportion of the value of TCI's assets and businesses and/or have been and will be prevented from obtaining a fair and adequate price for their shares of TCI's common stock.

            32. By reason of all of the foregoing, defendants herein have willfully participated in unfair dealing toward the plaintiff and the other members of the Class and have engaged in and substantially assisted and aided and abetted each other in breach of the fiduciary duties owed by them to the Class.

            33. As a result of the action of defendants, plaintiff and the Class have been and will be damaged in that they have been deceived, are the victims of unfair dealing, and are not receiving the fair value of TCI's assets and businesses.

            34. Unless enjoined by this Court, defendants will continue to breach their fiduciary duties owed to plaintiff and the Class, and will succeed in their plan to enrich themselves


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by excluding the Class from its fair proportionate share of TCI' valuable assets and businesses, all to the irreparable harm of the Class.

            35. The plaintiff and the Class have no adequate remedy of law.

            WHEREFORE, plaintiff prays for judgment and relief as follows:

                  (a) declaring that this lawsuit is properly maintainable as a class action and certifying the plaintiff as proper representative of the Class;

                  (b) ordering the Individual Defendants to carry out their fiduciary duties to plaintiff and the other members of the Class;

                  (c) preliminarily and permanently enjoining defendants and their counsel, agents, employees, and all persons acting under, in concert with, or for them, from proceeding with any action that will entrench the defendants to the detriment of maximizing the value of the public stockholders;

                  (d) awarding compensatory damages against defendants, jointly and severally, in an amount to be determined at trial, together with prejudgment interest at the maximum rate allowable by law;

                  (e) awarding plaintiff and the Class their costs and disbursements and reasonable allowances for plaintiff's counsel and experts' fees and expenses; and

                  (f) granting such other and further relief as may be just and proper.


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                                 JURY DEMAND

            Plaintiff requests a trial by jury.

                                      MILLER SHEA, P.C.
                                      Attorneys for Plaintiff

                                  By: /s/ E. Powell Miller
                                      ----------------------------------------
                                      E. Powell Miller (P39487)
                                      Marc L. Newman (PS 1393)
                                      1301 West Long Lake Road, Suite 135
                                      Troy, Michigan 48098
                                      (248) 267-1200

Dated:  November 14, 2002

OF COUNSEL:

WECHSLER HARWOOD LLP
488 Madison Avenue
New York, New York 10022
(212) 935-7400


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